UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

GTY TECHNOLOGY HOLDINGS INC.
 (Name of Issuer)

Class A ordinary shares, par value $0.0001 per share
 (Title of Class of Securities)

362409104
 (CUSIP Number)

December 31, 2019
 (Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[    ] Rule 13d-1(b)

[    ] Rule 13d-1(c)

[ X ] Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Continued on following pages
Page 1 of 9 Pages
Exhibit Index: Page 8

CUSIP No. 362409104	Page 2 of 9 Pages

1	NAMES OF REPORTING PERSONS
LIGHT STREET CAPITAL MANAGEMENT, LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a)☐
(b)☐
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
0

	6	SHARED VOTING POWER
772,033 (1)

	7	SOLE DISPOSITIVE POWER
0

	8	SHARED DISPOSITIVE POWER
772,033 (1)

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
772,033 (1)

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
1.5%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IA, OO

(1)  This represents Shares (as defined herein) that the Reporting Person has the right to acquire within 60 days upon exercise of Warrants (as defined herein).

CUSIP No. 362409104	Page 3 of 9 Pages

1	NAMES OF REPORTING PERSONS
GLEN THOMAS KACHER

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a)☐
(b)☐
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
0

	6	SHARED VOTING POWER
772,033 (1)

	7	SOLE DISPOSITIVE POWER
0

	8	SHARED DISPOSITIVE POWER
772,033 (1)

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
772,033 (1)

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
1.5%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IN, HC

(1) This represents Shares (as defined) that the Reporting Person has the right to acquire within 60 days upon exercise of Warrants (as defined herein).

CUSIP No. 362409104	Page 4 of 9 Pages

1	NAMES OF REPORTING PERSONS
LIGHT STREET MERCURY MASTER FUND, L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a)☐
(b)☐
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
0

	6	SHARED VOTING POWER
772,033 (1)

	7	SOLE DISPOSITIVE POWER
0

	8	SHARED DISPOSITIVE POWER
772,033 (1)

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
772,033 (1)

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
1.5%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO, PN

(1) This represents Shares (as defined herein) that the Reporting Person has the right to acquire within 60 days upon exercise of Warrants (as defined herein).

Page 5 of 9 Pages

Item 1(a).	Name of Issuer:

GTY Technology Holdings Inc. (the “Issuer”)

Item 1(b).	Address of Issuer’s Principal Executive Offices:

1180 North Town Center Drive, Suite 100, Las Vegas, Nevada 89144

Item 2(a).	Name of Person Filing

This Statement is filed on behalf of each of the following persons (collectively, the “Reporting Persons”)

i)	Light Street Capital Management, LLC (“LSCM”);
ii)	Glen Thomas Kacher (“Mr. Kacher”); and
iii)	Light Street Mercury Master Fund, L.P. (“Mercury”).

This Statement relates to Shares (as defined herein) obtainable upon exercise of warrants to purchase Shares (“Warrants”) held for the account of Mercury. LSCM serves as investment adviser and general partner to Mercury, and, in such capacity, exercises voting and investment power over the Warrants to purchase Shares held in the account of Mercury. Mr. Kacher is the Chief Investment Officer of LSCM.

Item 2(b).	Address of Principal Business Office or, if None, Residence:

The address of the principal business office of each of the Reporting Persons is 525 University Avenue, Suite 300, Palo Alto, CA 94301.

Item 2(c).	Citizenship:

i)	LSCM is a limited liability company incorporated in Delaware;
ii)	Mr. Kacher is a citizen of the United States of America; and
iii)	Mercury is an exempted limited partnership in the Cayman Islands.

Item 2(d).	Title of Class of Securities:

Class A ordinary shares, par value $0.0001 per share (the “Shares”)

Item 2(e).	CUSIP Number:

362409104

Item 3.	If This Statement is Filed Pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), Check Whether the Person Filing is a:

This Item 3 is not applicable.

Item 4.	Ownership:

Item 4(a)	Amount Beneficially Owned:

As of December 31, 2019, each of the Reporting Persons may be deemed the beneficial owner of 772,033 Shares that the Reporting Persons have the right to acquire within 60 days upon exercise of Warrants held for the account of Mercury.

Page 6 of 9 Pages

Item 4(b)	Percent of Class:

As of December 31, 2019, each of the Reporting Persons may be deemed the beneficial owner of approximately 1.5% of Shares outstanding. (This percentage is based upon 52,979,668 Shares outstanding, which is the sum of (i) 52,207,635 Shares outstanding as of November 7, 2019, as reported in the Issuer’s quarterly report on Form 10-Q filed with the Securities and Exchange Commission on November 7, 2019 and (ii) 772,033 Shares issuable upon exercise of Warrants held by the Reporting Persons, which Shares have been added to the total Shares outstanding in accordance with Rule 13d-3(d)(1)(i) under the Act.)

Item 4(c)	Number of Shares as to which such person has:

LSCM, Mr. Kacher, and Mercury:

(i) Sole power to vote or direct the vote:	0
(ii) Shared power to vote or direct the vote:	772,033
(iii) Sole power to dispose or direct the disposition of:	0
(iv) Shared power to dispose or direct the disposition of:	772,033

Item 5.	Ownership of Five Percent or Less of a Class:

If this statement is being filed to report the fact that as of the date hereof each of the Reporting Persons has ceased to be the beneficial owner of more than five percent of the class of securities, check the following: ☒.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person:

See disclosure in Items 2 and 4 hereof.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person:

See disclosure in Item 2 hereof.

Item 8.	Identification and Classification of Members of the Group:

This Item 8 is not applicable.

Item 9.	Notice of Dissolution of Group:

This Item 9 is not applicable.

Item 10.	Certification:

This Item 10 is not applicable.

Page 7 of 9 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Light Street Capital Management, LLC

By:	/s/ Theo J. Robins
Theo J. Robins
Chief Compliance Officer

Glen Thomas Kacher

By:	/s/ Glen Thomas Kacher

Light Street Mercury Master Fund, L.P.

By:	Light Street Capital Management, LLC

By:	/s/ Theo J. Robins
Theo J. Robins
Chief Compliance Officer

February 14, 2020

Page 8 of 9 Pages

EXHIBIT INDEX

Ex.		Page No.
A	Joint Filing Agreement	9

Page 9 of 9 Pages

JOINT FILING AGREEMENT

The undersigned hereby agree that the statement on Schedule 13G with respect to the Class A ordinary shares of GTY Technology Holdings Inc. dated as of February 14, 2020 is, and any amendments thereto (including amendments on Schedule 13D) signed by each of the undersigned shall be, filed on behalf of each of us pursuant to and in accordance with the provisions of Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended.

Light Street Capital Management, LLC

By:	/s/ Theo J. Robins
Theo J. Robins
Chief Compliance Officer

Glen Thomas Kacher

By:	/s/ Glen Thomas Kacher

Light Street Mercury Master Fund, L.P.

By:	Light Street Capital Management, LLC

By:	/s/ Theo J. Robins
Theo J. Robins
Chief Compliance Officer

February 14, 2020